Exhibit (k)(7)

THIRD AMENDED AND RESTATED
EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT
This Third Amended and Restated Expense Support and Conditional Reimbursement Agreement (the “Agreement”) is made this 30th day of March, 2016, by and among Priority Income Fund, Inc. (the “Fund”) and Priority Senior Secured Income Management, LLC (the “Adviser”).
WHEREAS, the Fund is a non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”);
WHEREAS, the Fund and the Adviser have entered into an Investment Advisory and Management Services Agreement dated as of May 9, 2013 (the “Advisory Agreement”);
WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund to reduce the Fund’s offering and operating expenses until the Fund has achieved economies of scale sufficient to ensure that it bears a reasonable level of expense in relation to its investment income;
WHEREAS, the original Expense Support and Conditional Reimbursement Agreement was entered into by the Fund and the Adviser on February 10, 2014, an Amended and Restated Expense Support and Conditional Reimbursement Agreement was entered into by the Fund and the Adviser on December 17, 2014, and a Second Amended and Restated Expense Support and Conditional Reimbursement Agreement was entered into by the Fund and the Adviser on February 24, 2015 (collectively, the “Original Agreement”); and
WHEREAS, the Fund and the Adviser desire to amend and restate the Original Agreement to set forth in full their respective rights and obligations with respect to each other.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:
1.    Adviser Expense Payments to the Fund
(a) Commencing with the calendar quarter ended June 30, 2016 and continuing quarterly thereafter until the date upon which the public offering period of shares of common stock of the Fund ends, which quarterly continuance and final termination date may be extended by mutual agreement between the Fund and the Adviser (the “Expense Support Payment Period”), the Adviser hereby agrees to reimburse the Fund, at the Fund’s request and in the amount requested by the Fund for operating expenses in a maximum amount equal to the difference between the Fund’s distributions to the Fund’s stockholders for which a record date has occurred in each quarter less Available Operating Funds (defined below) received by the Fund on account of its investment portfolio for such quarter. Any payments required to be made by the Adviser pursuant to the preceding sentence shall be referred to herein as an “Expense Payment.” To the extent that there are no dividends or other distributions to the Fund’s stockholders for which a record date has occurred in any given quarter, then the Expense Payment for such quarter shall equal zero.
(b) The Adviser’s obligation to make an Expense Payment shall automatically become a liability of the Adviser and the right to such Expense Payment shall be an asset of the Fund on the last business day of the applicable quarter. The Expense Payment for any quarter shall be paid by the Adviser to the Fund in any combination of cash or other immediately available funds, and/or offsets against amounts otherwise due from the Fund to the Adviser, no later than the earlier of (i) the date on which the Fund closes the books for such quarter and (ii) sixty days after the end of such quarter, or at such later date as determined by the Fund (the “Expense Payment Date”).
(c) For purposes of this Agreement, “Available Operating Funds” means the sum of (i) the Fund’s net investment income (minus any Reimbursement Payments payable to the Adviser pursuant to Section 2(c)), (ii) the Fund’s net realized capital gains/losses and (iii) dividends and other distributions paid to the Fund on account of its portfolio investments (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

2.    Conditional Reimbursement of Expense Payments by the Fund
(a) Following any calendar quarter in which Available Operating Funds in such calendar quarter exceed the cumulative distributions to the Fund’s stockholders for which a record date has occurred in such calendar quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”) on a date mutually agreed upon by the Adviser and the Fund (each such date, a “Reimbursement Date”), the Fund shall pay such Excess Operating Funds, or a portion thereof, to the extent that the Fund has cash available for such payment, in accordance with Section 2(b), to the Adviser until such time as all Expense Payments made by the Adviser to the Fund have been reimbursed; provided, that (i) the Operating Expense Ratio as of such Reimbursement Date is equal to or less than the Operating Expense Ratio as of the Expense Payment Date attributable to such specified Expense Payment; (ii) the Annualized Distribution Rate as of such Reimbursement Date is equal to or greater than the Annualized Distribution Rate as of the Expense Payment Date attributable to such specified Expense Payment; and (iii) such specified Expense Payment Date is not earlier than three years prior to the Reimbursement Date. Any payments required to be made by the Fund pursuant to this Section 2(a) shall be referred to herein as a “Reimbursement Payment.”
(b) The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such calendar quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to the Fund within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by the Fund to the Adviser.
(c) Subject to Section 2(a), the Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund and the right to such Reimbursement Payment shall be an asset of the Adviser on the last business day of the applicable calendar quarter. The Reimbursement Payment for any calendar quarter shall be paid by the Fund to the Adviser in any combination of cash or other immediately available funds no later than forty-five days after the end of such calendar quarter. Any Reimbursement Payments shall be deemed to have reimbursed the Adviser for Expense Payments in chronological order beginning with the oldest Expense Payment eligible for reimbursement under this Section 2.
(d) For purposes of this Agreement, the following definitions shall apply:
(i) “Annualized Distribution Rate” shall mean the per share amount of all regular cash distributions paid to stockholders of the Fund, but excluding special cash distributions or the effect of any stock dividends paid by the Fund, as of the applicable period, expressed as a percentage of the Fund’s public offering price per share as of the relevant measurement date;
(ii) “Net Operating Expenses” shall mean the sum of all Operating Expenses, excluding organization and offering expenses, the Base Management Fee (as defined in the Advisory Agreement), the Incentive Fee (as defined in the Advisory Agreement) and any interest expense attributable to indebtedness incurred by the Fund, as of the applicable period;
(iii) “Operating Expenses” for any period shall mean all costs and expenses paid or incurred by or on behalf of the Fund, as determined under U.S. generally accepted accounting principles, including, without limitation any interest expense attributable to indebtedness incurred by the Fund for such period and any fees payable to the Adviser pursuant to the Advisory Agreement; and
(iv) “Operating Expense Ratio” shall mean Net Operating Expenses, as of the applicable period, expressed as a percentage of the average net assets of the Fund as of the relevant measurement date.
3.    Termination and Survival
(a) This Agreement shall become effective as of the date of this Agreement.
(b) This Agreement may be terminated at any time, without the payment of any penalty and without notice, by the Fund. This Agreement may be terminated by the Adviser upon written notice to the Fund, except that once effective, the Adviser may not terminate its obligations under Section 1 hereof after the commencement of any quarterly period referred to therein.

(c) This Agreement shall automatically terminate in the event of (i) the termination by the Fund of its investment advisory relationship with the Adviser or (ii) the board of directors of the Fund making a determination to dissolve or liquidate the Fund.
(d) Notwithstanding anything to the contrary set forth in this Agreement, if this Agreement terminates automatically pursuant to Section 3(c) or, following a termination of this Agreement pursuant to Section 3(b), an event described in Section 3(c) occurs, the Fund agrees to pay the Adviser an amount equal to all Expense Payments paid by the Adviser to the Fund within three years of the payment of such Expense Payments pursuant to Section 3(c) that have not been previously reimbursed by the Fund to the Adviser. Such repayment shall be made to the Adviser not later than thirty days after such date of termination.
(e) Sections 3 and 4 shall survive any termination of this Agreement. Notwithstanding anything to the contrary, Section 2 shall survive any termination of this Agreement with respect to any Expense Payments that have not been reimbursed by the Fund to the Adviser.
4.    Miscellaneous
(a) The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.
(b) This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to its conflicts of laws provisions) and the applicable provisions of the Investment Company Act, and the Investment Advisers Act of 1940, as amended (the “Advisers Act”). To the extent that the applicable laws of the State of New York or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act or the Advisers Act, the latter shall control. Further, nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Second Articles of Amendment and Restatement or Amended and Restated Bylaws, as each may be amended or restated, or to relieve or deprive the Fund’s board of directors of its responsibility for and control of the conduct of the affairs of the Fund.
(c) If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.
(d) The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser.
(e) This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

PRIORITY INCOME FUND, INC.

By:        /s/ M. Grier Eliasek
Name:        M. Grier Eliasek
Title:        Chief Executive Officer and President

Priority Senior Secured Income Management, LLC

By:        /s/ Brian H. Oswald
Name:        Brian H. Oswald
Title:        Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary

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